Exhibit 99.5

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.	Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2.	Name of director

AS PER TABLE BELOW

3.
Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS PER TABLE BELOW

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

An award made under the ICI Performance Growth Plan. The director has been granted awards over the number of Ordinary Shares set out in the table in (7). The award, which was granted for nil consideration, take the form of a right to acquire Ordinary Shares conditional upon the satisfaction of certain targets over a three-year performance period.

7.	Number of shares / amount of stock awarded:

Name	Number of shares awarded for target/ median performance	Number of shares awarded for maximum performance

Brendan O’Neill	110,549	276,371
Timothy A. Scott	59,916	149,789
John McAdam	63,292	142,405
Paul Drechsler	55,696	125,316

8.	Percentage of issued class

N/A

9.	Number of shares/amount of stock disposed

N/A

10.	Percentage of issued class

N/A

11.	Class of security

ORDINARY SHARES OF £1 EACH

12.	Price per share

N/A

13.	Date of transaction

24 FEBRUARY 2003

14.	Date company informed

24 FEBRUARY 2003

15.	Total holding following this notification

Name	Total Holding

Brendan O’Neill	231,539
Timothy A. Scott	46,648
John McAdam	79,425
Paul Drechsler	131,075

16.	Total percentage holding of issued class following this notification

Name	Total Percentage

Brendan O’Neill	0.019
Timothy A. Scott	0.004
John McAdam	0.007
Paul Drechsler	0.011

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant

N/A

18.	Period during which or date on which exercisable

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved: class, number

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22.	Total number of shares or debentures over which options held following this notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

ADAM WESTLEY 020 7009 5052

25.	Name and signature of authorised company official responsible for making this notification

ADAM WESTLEY COMPANY SECRETARIAT MANAGER

Date of Notification

25 FEBRUARY 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1.	Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2.	Name of director

AS PER TABLE BELOW

3.
Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS PER TABLE BELOW

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

An award made under the ICI Performance Growth Plan. The director has been granted awards over the number of American Depository Receipts, each Receipt representing 4 ICI Ordinary Shares set out in the table in (7). The award, which was granted for nil consideration, take the form of a right to acquire American Depository Receipts conditional upon the satisfaction of certain targets over a three-year performance period.

7.	Number of shares / amount of stock awarded:

Name	Number of ADR’s awarded for target/ median performance	Number of ADR’s awarded for maximum performance

William Powell	42,572	94,603

8.	Percentage of issued class

N/A

9.	Number of shares/amount of stock disposed

N/A

10.	Percentage of issued class

N/A

11.	Class of security

AMERICAN DEPOSITORY RECEIPTS, EACH ONE REPRESENTING FOUR ICI ORDINARY SHARES OF £1 EACH

12.	Price per share

N/A

13.	Date of transaction

24 FEBRUARY 2003

14.	Date company informed

24 FEBRUARY 2003

15.	Total holding following this notification

Name	Total Holding

William Powell	76,012

16.	Total percentage holding of issued class following this notification

Name	Total Percentage

William Powell	0.006

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant

N/A

18.	Period during which or date on which exercisable

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved: class, number

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22.	Total number of shares or debentures over which options held following this notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

ADAM WESTLEY 020 7009 5052

25.	Name and signature of authorised company official responsible for making this notification

ADAM WESTLEY COMPANY SECRETARIAT MANAGER

Date of Notification

25 FEBRUARY 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.